Exhibit 99.3

LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS,

TRUST COMPANIES AND OTHER NOMINEES

AGRIUM INC.

Increased Offer by NORTH ACQUISITION CO.,

its Wholly-Owned Subsidiary

to

Exchange Each Outstanding Share of Common Stock

(Including the Associated Series A Junior Participating Preferred Stock Purchase Rights)

of

CF INDUSTRIES HOLDINGS, INC

for

$35.00 in Cash and 1.0 Common Share of Agrium Inc.

or

1.8685 Common Shares of Agrium Inc.

or

$75.30 in Cash

subject, in the case of an all-cash election or an all-stock election, to the proration procedures described in the prospectus/offer to exchange and the related letter of election and transmittal

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 19, 2009, UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

March 30, 2009

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

North Acquisition Co., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Agrium Inc., a corporation governed by the Canada Business Corporations Act (“Agrium”), is offering upon the terms and subject to the conditions set forth in the prospectus/offer to exchange, dated March 30, 2009 (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which together, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer,” to exchange for each outstanding share of common stock of CF Industries Holdings, Inc., a Delaware corporation (“CFI”), par value $0.01 per share (including the associated Series A Junior Participating Preferred Stock purchase rights, the “Shares”), validly tendered and not properly withdrawn in the Offer, at the election of the holder of such Share, one of the following:

•	$35.00 in cash, without interest, and 1.0 common share of Agrium, no par value (the “Agrium Common Share”) (the “Mixed Consideration”),

subject to the proration procedures described in the Prospectus and the related Letter of Election and Transmittal:

•	1.8685 Agrium Common Shares (the “Stock Consideration”), or

•	$75.30 in cash, without interest (the “Cash Consideration”).

The aggregate cash consideration to be paid by Agrium in the Offer and the Proposed Merger will not exceed approximately $1.8 billion, and the aggregate stock consideration to be paid by Agrium in the Offer and the Proposed Merger will not exceed approximately 50.2 million Agrium Common Shares. Any Shares tendered with respect to which a Mixed Consideration election is made will not be subject to proration under any circumstance; however, holders electing the Cash Consideration or the Stock Consideration may receive a different form of consideration from that selected. Holders electing either the Cash Consideration or the Stock Consideration will be subject to proration such that not more than 46% of the Shares tendered in the Offer can be exchanged for cash and not more than 54% of the Shares tendered in the Offer can be exchanged for Agrium Common Shares. Holders who otherwise would be entitled to receive a fractional Agrium Common Share will instead receive cash in lieu of any fractional Agrium Common Share such holder may have otherwise been entitled to receive. See “The Offer—Elections and Proration” in the Prospectus for a detailed description of the proration procedure and “The Offer—Fractional Shares” in the Prospectus for a detailed description of the treatment of fractional Agrium Common Shares. The Prospectus and the related Letter of Election and Transmittal more fully describe the Offer. Capitalized terms used but not defined herein have the respective meanings given to them in the Prospectus.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SHARES REPRESENTING AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THE PROSPECTUS. SEE THE SECTIONS OF THE PROSPECTUS ENTITLED “SUMMARY” AND “THE OFFER—CONDITIONS OF THE OFFER” FOR MORE INFORMATION.

We are requesting that you contact your clients for whom you hold Shares regarding the Offer. For your information and for forwarding to your clients for whom you hold Shares registered in your name or the name of your nominee, we are enclosing the following documents:

1. The Prospectus;

2. The Letter of Election and Transmittal for your use and for the information of your clients;

3. A form of letter, which may be sent to your clients for whose account you hold Shares registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with respect to the Offer; and

4. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, on May 19, 2009, unless extended. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer.

To participate in the Offer, a duly executed and properly completed Letter of Election and Transmittal (or agent’s message in lieu thereof), with any required signature guarantees and any other required documents, must be sent to the exchange agent and certificates representing the Shares must be delivered to the exchange agent (or book-entry transfer of the Shares must be made into the exchange agent’s account at the Depository Trust Company), all in accordance with the instructions set forth in the Letter of Election and Transmittal and the Prospectus.

Offeror will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the Prospectus, the Letter of Election and Transmittal and the related documents to the beneficial owners of Shares held by such brokers, dealers, commercial banks and trust companies as nominee or in a fiduciary capacity. Offeror will pay or cause to be paid all stock transfer taxes applicable to the exchange of Shares pursuant to the Offer, except as set forth in Instruction 6 of the Letter of Election and Transmittal.

Questions or requests for assistance may be directed to the exchange agent, the information agent or the dealer manager at their respective addresses and telephone numbers set forth on the back cover page of the Prospectus. You can also obtain additional copies of the Prospectus and the related Letter of Election and Transmittal from the information agent or the dealer manager.

Very truly yours,

North Acquisition Co.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF OFFEROR, AGRIUM, THE EXCHANGE AGENT, THE INFORMATION AGENT OR THE DEALER MANAGER, OR OF ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.